

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2023

Juan Ignacio Urthiague
Chief Financial Officer
Globant S.A.
37A Avenue J.F. Kennedy
L-1855 Luxembourg

      Re: Globant S.A.
          Form 20-F for the fiscal year ended December 31, 2022
          filed February 28, 2023
          File No. 001-36535

Dear Juan Ignacio Urthiague:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Energy & Transportation